UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date January 12, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT
CAPITAL INCREASE OF CEA JIANGSU,
A SUBSIDIARY OF THE COMPANY

This announcement is made by the Company pursuant to the disclosure requirements under Rule 13.09(1) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IMPORTANT NOTICE:

1.
China Eastern Airlines Corporation Limited (hereinafter, the “Company”) was notified by China Eastern Air Holding Company (“CEA Holding”), its controlling shareholder, that on 12 January 2010, CEA Holding entered into the Agreement of Further Strategic Cooperation with the Jiangsu Provincial People’s Government, pursuant to which the parties, upon friendly negotiations, agreed to further strengthening their strategic cooperation using China Eastern Airlines Jiangsu Co., Ltd. (“ CEA Jiangsu”) as a platform.

2.
On 12 January 2010, the Company and 江 蘇 省 國 信 資 產 管 理 集 團 有 限 公 司 (Jiangsu Guoxin Investment Group Limited),  江 蘇 交 通 控 股 公 司 (Jiangsu Communication Holding Limited) (formerly known as  江 蘇 航 空 產 業 集 團 有 限 責 任 公 司 (Jiangsu Aviation Industry Group Company Limited)), 南 京 市 投 資 公 司 (Nanjing Investment Company) (together referred to as the “Shareholders”) entered into the CEA Jiangsu Joint Venture Capital Increase Agreement, pursuant to which the Shareholders unanimously agreed to increase the share capital of CEA Jiangsu according to the existing proportion of their respective shareholding, and the registered capital of CEA Jiangsu shall be increased from RMB880 million to RMB2,000 million.

I.         Summary of External Investment

In order to accommodate themselves to the reform and opening-up of Jiangsu Province and the economic and social development, and to jointly promote the civil aviation industry of the Jiangsu Province, on 12 January 2010, CEA Holding entered into the Agreement of Further Strategic Cooperation with Jiangsu Provincial People’s Government, pursuant to which the parties, upon friendly negotiations, agreed to further strengthen their strategic cooperation using CEA Jiangsu as a platform and to support and promote the better and faster development of CEA Jiangsu.

On 12 January 2010, the Shareholders entered into the CEA Jiangsu Joint Venture Capital Increase Agreement, pursuant to which the Shareholders unanimously agreed to increase the share capital of CEA Jiangsu in accordance with the existing proportion of their respective shareholding. In particular, the Company shall inject non-monetary properties such as aircrafts (and any shortfall shall be settled by cash), and the remaining three Shareholders shall contribute by way of cash.

II.         Basic Information of the Investment Target

CEA Jiangsu was established in 1993 with a registered capital of US$47 million. It was then increased to RMB880 million as enlarged by the capital increase in August 2002 and the joint restructuring exercise with 南 京 航 空 公 司 (Nanjing Airlines) in April 2004. The registered capital is interested as to 62.56% by the Company, 23.89% by 江蘇省國信資產管理集團有限公司 (Jiangsu Guoxin Investment Group Limited), 7.55% by 江蘇交通控股公司 (Jiangsu Communication Holding Limited) (formerly known as 江 蘇 航 空 產 業 集 團 有 限 責 任 公 司 (Jiangsu Aviation Industry Group Company Limited)), and 6% by  南 京 市 投 資 公 司 (Nanjing Investment Company). CEA Jiangsu engages in the business of licensed projects, comprising of domestic air transportation of passengers and cargo and wet leasing of aircrafts to China Eastern Airlines Corporation Limited for the operation of approved international (regional) air transportation of passengers and cargo originated from Jiangsu Province, as well as general operational projects, comprising of ground services for air transportation. As at the end of September 2009, CEA Jiangsu had 22 aircrafts on record. During the period from January to September 2009, the number of passengers that have been carried was 3.81 million, the cargo and mail traffic volume was 43,000 tonnes, the revenue from principal business was RMB2.203 billion and the operating profit was RMB80 million.

III.       The Capital Increase Proposal

1.
The Shareholders, upon friendly negotiations, reached an agreement in respect of the increase of share capital of CEA Jiangsu, and unanimously agreed to increase the registered capital of CEA Jiangsu by RMB1,120 million, from RMB880 million to RMB2,000 million. The Shareholders shall contribute in accordance with the existing proportion of their respective shareholding, with the detailed proposals as follows:

(1)
The Company will increase its capital contribution by RMB700.70 million by way of injecting non-monetary properties, such as aircrafts, which should be evaluated, (any shortfall shall be settled by cash), representing 62.5625% of the registered capital after the capital increase;

(2)
江蘇省國信資產管理集團有限公司 (Jiangsu Guoxin Investment Group Limited) will increase its capital contribution by RMB267.54 million, by way of cash in Renminbi, representing 23.8875% of the registered capital after the capital increase;

(3)
江 蘇 交 通 控 股 公 司 (Jiangsu Communication Holding Limited) (formerly known as 江蘇航空產業集團有限責任公司 (Jiangsu Aviation Industry Group Company Limited)) will increase its capital contribution by RMB84.56 million, by way of cash in Renminbi, representing 7.55% of the registered capital after the capital increase; and

(4)	南京市投資公司 (Nanjing Investment Company) will increase its capital contribution by RMB67.20 million, by way of cash in Renminbi, representing 6% of the registered capital after the capital increase.

2.	The Shareholders unanimously agreed that the joint venture period of CEA Jiangsu shall be adjusted from ten years to an indefinite period of time.

IV.         Approval Procedure

1.
The resolution inrespect of the transaction was considered in the 34th general meeting of the fifth session of the board of directors of the Company and was unanimously passed by way of written consent of all directors of the Company. Mr. Wu Baiwang, Mr. Hu Honggao, Mr. Zhou Ruijin, Mr. Xie Rong and Mr. Sandy Ke-Yaw Liu, all being the independent directors of the Company, expressed no disagreement to the matter.

2.
After all reasonable enquiries and to the best knowledge of the directors of the Company, the Company confirms that 江 蘇 省 國 信 資 產 管 理 集 團 有 限 公 司 (Jiangsu Guoxin Investment Group Limited), 江 蘇 交 通 控 股 公 司 (Jiangsu Communication Holding Limited) (formerly known as 江 蘇 航 空 產 業 集 團 有 限 責 任 公 司 (Jiangsu Aviation Industry Group Company Limited)), 南 京 市 投 資 公 司 (Nanjing Investment Company) and their respective ultimate beneficial owners are all independent third parties and are not connected persons of the Company. Accordingly, the transaction does not constitute a connected transaction of the Company.

V.         Impact of the Capital Increase on CEA Jiangsu

This capital increase will enhance the capital base of CEA Jiangsu, reduce its asset-liability ratio, further boost the competitiveness and risk resistance capability of CEA Jiangsu and strengthen the sustainable development capability of CEA Jiangsu.

Such investment by the Company is in compliance with the relevant national and local industry policies and the overall development strategy of the Company, and is in the best interest of the Company and the shareholders as a whole.

The board of directors of the Company confirms that the Company will perform the relevant legal processes and information disclosure obligations as prescribed in the listing rules of the places where the Company is listed in a timely manner in respect of the progress of the capital increase of CEA Jiangsu.

By order of the board of directors CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong Li Jun Ma Xulun Luo Chaogeng Luo Zhuping Hu Honggao Wu Baiwang Zhou Ruijin Xie Rong Sandy Ke-Yaw Liu
(Chairman)
(Vice Chairman)
(Director, President)
(Director)
(Director, Company Secretary)
(Independent non-executive Director)
(Independent non-executive Director)
(Independent non-executive Director)
(Independent non-executive Director)
(Independent non-executive Director)

Shanghai, People’s Republic of China
12 January 2010